Exhibit 8

LIST OF SIGNIFICANT SUBSIDIARIES

The following table lists MobiFon Holdings B.V.'s significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, as at December 31, 2004. The table includes the legal name of the subsidiary, its jurisdiction of incorporation and the name under which it does business. The table omits certain holding companies.

COMPANY NAME	JURISDICTION OF	NAME UNDER WHICH IT IS
	INCORPORATION	DOING BUSINESS

MOBIFON S.A.	Romania	Connex